UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 ½% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$119,047,361	$16,238.06

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction value was calculated by multiplying $115,000,000 (the aggregate principal amount of Alliance One International, Inc.’s 5½% Convertible Senior Subordinated Notes due 2014 originally sought to be purchased) by the tender offer price of $1,030 per $1,000 principal amount of such notes, and adding accrued and unpaid interest on such amount of the notes to, but not including, the assumed payment date of August 19, 2013.
(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on July 26, 2013 and Amendment No. 3 to the Schedule TO (“Amendment No. 3,” and together with Amendment No. 1 and Amendment No. 2, the “Amendments”) filed with the SEC on July 30, 2013 (as so amended and supplemented by the Amendments, the “Original Schedule TO”), relating to Alliance One’s offer to purchase up to $30.0 million in aggregate principal amount of the Company’s outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated July 30, 2013 (the “Original Offer to Purchase”), and the related Amended Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as exhibits to Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 4 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1, 4(a), 6 and 7

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.	The section entitled “Summary Term Sheet — Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by replacing the two sentences in the right-hand column with the following:

Alliance One intends to fund the purchase of Convertible Notes in the Offer with a portion of the net proceeds from the issuance and sale of $735 million in aggregate principal amount of its 9.875% Senior Secured Second Lien Notes due 2021 (the “Second Lien Notes”) which was completed, on terms and conditions satisfactory to Alliance One, on August 1, 2013. See “The Offer — Source and Amount of Funds.”

2.	The section entitled “Summary Term Sheet — Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Financing Condition and Credit Facility Condition (each as defined under “Conditions to the Offer”) were satisfied on August 1, 2013.

3.	The second paragraph of the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Financing Condition and Credit Facility Condition were satisfied on August 1, 2013.

4.	The section entitled “The Offer – Purpose of the Transaction; Plans” of the Offer to Purchase is hereby amended and supplemented by deleting the last 5 paragraphs thereof and inserting in lieu thereof the following:

On July 1, 2013, Alliance One conditionally called all of its outstanding 10% senior notes due 2016 (the “Senior Notes”) for redemption (the “Redemption”), at a redemption price (the “Redemption Price”) of 105.000% of the principal amount thereof, plus accrued and unpaid interest on the Senior Notes to, but not including, the date of redemption, August 2, 2013 (the “Redemption Date”). On August 1, 2013, in connection with the satisfaction of the Financing Condition and the Credit Facility Condition, Alliance One deposited with paying agent under the indenture for the Senior Notes funds sufficient to pay in full the Redemption Price on the Redemption Date, announced that all conditions to the Redemption had been satisfied and instructed the paying agent to pay the Redemption Price on the Redemption Date to consummate the Redemption. In connection with the Redemption, on August 1, 2013, the Company effected a covenant defeasance of the Senior Notes and the satisfaction and discharge of the indenture governing the Senior Notes. The Company currently expects the Redemption Condition to be satisfied on August 2, 2013.

Alliance One intends to fund the purchase of any Convertible Notes in the Offer and the redemption of the Senior Notes in the Redemption with the net proceeds from the issuance and sale of $735 million in aggregate principal amount of the Second Lien Notes (the “Debt Financing”) which was completed, on terms and conditions satisfactory to Alliance One, on August 1, 2013. Accordingly, the Financing Condition was satisfied on August 1, 2013. See “— Source and Amount of Funds.”

On July 26, 2013, Alliance One and certain of its subsidiaries entered into an Amendment and Restatement Agreement to immediately amend certain financial covenants in Alliance One’s existing senior secured revolving credit facility and, thereafter, to conditionally amend and restate (the “Credit Facility Amendment”), Alliance One’s senior secured revolving credit facility to, among other things, permit (i) the purchase of any and all of the outstanding Convertible Notes as contemplated by this Offer to Purchase, (ii) the redemption of all of the outstanding Senior Notes pursuant to the Redemption and (iii) the completion of the Debt Financing.

Upon effectiveness of the Credit Facility Amendment, which occurred on August 1, 2013, the agreement governing the Company’s senior secured revolving credit facility was amended and restated to provide for a senior secured revolving credit facility with a syndicate of banks of approximately $303.9 million, which will automatically reduce to approximately $210.3 million in April 2014, and will mature in April 2017, subject to a springing maturity in April 2014 if by that date Alliance One has not deposited sufficient amounts to fund the repayment at maturity of all then outstanding Convertible Notes. Borrowings under the amended and restated senior secured revolving credit facility will initially bear interest at an annual rate of LIBOR plus 3.75% and base rate plus 2.75%, as applicable, though the interest rate under the senior secured revolving credit facility will be subject to increase or decrease according to a consolidated interest coverage ratio. The Credit Facility Amendment is on terms and conditions satisfactory to Alliance One and, accordingly, the Credit Facility Condition was satisfied on August 1, 2013.

5.	The section entitled “The Offer — Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by deleting the two paragraphs therein and inserting in lieu thereof the following paragraph:

Alliance One expects that it will need approximately $31.1 million to purchase the Convertible Notes pursuant to the Offer (excluding fees and expenses related to the Offer), assuming that (i) $30.0 million in aggregate principal amount of the Convertible Notes are validly tendered (and not validly withdrawn) and accepted for payment and (ii) the Payment Date is August 19, 2013. On July 26, 2013, Alliance One announced that it had priced an offering of $735 million in aggregate principal amount of the Second Lien Notes at a price of 98.000% of face value in an offering in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons in offshore transactions in reliance on Regulation S under the Securities Act. In connection with the pricing of the offering of the Second Lien Notes, Alliance One entered into a purchase agreement with certain initial purchasers providing for the issuance and sale of the Second Lien Notes. Alliance One completed the Debt Financing, on terms and conditions satisfactory to Alliance One, on August 1, 2013. Accordingly, the Financing Condition was satisfied on August 1, 2013.

6.	The section entitled “The Offer — Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Financing Condition and Credit Facility Condition were satisfied on August 1, 2013.

7.	The third paragraph of the section entitled “Acceptance for Payment and Payment” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the first sentence thereof:

The Financing Condition and Credit Facility Condition were satisfied on August 1, 2013.

8.	The section entitled “Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the first paragraph thereof:

The Financing Condition and Credit Facility Condition were satisfied on August 1, 2013.

9.	The section entitled “Conditions to the Offer — Financing Condition” of the Offer to Purchase is hereby amended and supplemented by replacing the last two sentences of that section with the following:

The Financing Condition was satisfied on August 1, 2013. See “The Offer — Source and Amount of Funds.”

10.	The section entitled “Conditions to the Offer — Credit Facility Condition” of the Offer to Purchase is hereby amended and supplemented by replacing the last sentence of that section with the following:

The Credit Facility Condition was satisfied on August 1, 2013.

11.	The section entitled “Additional Considerations Concerning the Offer — Material Differences in the Rights of Holders of Convertible Notes as a Result of the Offer — Effects on the Holders of Convertible Notes Tendered and Accepted in the Offer — Ranking” of the Offer to Purchase is hereby amended and supplemented by replacing the last two sentences of that section with the following:

The Convertible Notes are subordinated in right of payment to the Second Lien Notes issued in the Debt Financing. The Convertible Notes are subordinated to any borrowings under our senior secured credit facility, including any increased borrowings that are available to Alliance One pursuant to the Credit Facility Amendment.

12.	The section entitled “Additional Considerations Concerning the Offer — Substantial Existing Indebtedness” is hereby amended and supplemented by replacing the last three sentences of that section with the following:

To the extent Convertible Notes are tendered and accepted for payment in the Offer and the Senior Notes are redeemed in the Redemption, Alliance One intends to fund the purchase of any Convertible Notes in the Offer and the redemption of the Senior Notes in the Redemption with the net proceeds from the issuance and sale of $735 million in aggregate principal amount of the Second Lien Notes which was completed, on terms and conditions satisfactory to Alliance One, on August 1, 2013. Alliance One has also completed the Credit Facility Amendment which affects the level of available senior secured debt. See “The Offer — Purpose of the Transaction; Plans” and “The Offer— Source and Amount of Funds.”

13.	The first paragraph of the section entitled “Incorporation of Certain Documents by Reference” of the Offer to Purchase is replaced with the following:

Alliance One is “incorporating by reference” the information it has filed with the SEC into this Offer to Purchase, which means that Alliance One is disclosing important information to you by referring you to those documents. Alliance One incorporates by reference into this Offer to Purchase the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offer to Purchase:

•	Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed with the SEC on June 17, 2013;

•

Alliance One’s Current Reports on Form 8-K (including amendments on Form 8-K/A) filed with the SEC on June 13, 2013, June 18, 2013, July 1, 2013, July 17, 2013, July 26, 2013 (two reports), July 29, 2013 and August 1, 2013; and

•	Alliance One’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 8, 2013.

Item 12	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(v)	Press Release dated August 1, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated August 1, 2013 of Alliance One (SEC File No. 1-13684)).

(b)(ii)	Indenture dated as of August 1, 2013 among Alliance One, Law Debenture Trust Company of New York, as trustee, Law Debenture Trust Company of New York, as collateral trustee, and Deutsche Bank Trust Company Americas, as registrar and paying agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 1, 2013 of Alliance One (SEC File No. 1-13684)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

	By:	/s/ Robert A. Sheets
		Name:	Robert A. Sheets
		Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: August 1, 2013

EXHIBIT INDEX

Exhibits filed as part of this Amendment No. 4 are listed below.

Exhibit Number	Description

(a)(5)(v)	Press Release dated August 1, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated August 1, 2013 of Alliance One (SEC File No. 1-13684)).

(b)(ii)	Indenture dated as of August 1, 2013 among Alliance One, Law Debenture Trust Company of New York, as trustee, Law Debenture Trust Company of New York, as collateral trustee, and Deutsche Bank Trust Company Americas, as registrar and paying agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 1, 2013 of Alliance One (SEC File No. 1-13684)).